

October 11, 2012

<u>Via E-mail</u>
Haruyuki Urata
Chief Financial Officer
Orix Corporation
Mita NN Building
4-1-23 Shiba, Minato-ku
Tokyo 108-0014, Japan

>   **Re: Orix Corporation**
>   **Form 20-F for the Fiscal Year Ended March 31, 2012**
>   **Filed June 27, 2012**
>   **File No. 001-14856**

Dear Mr. Urata:

We have reviewed your filing and your response letter dated September 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2012</u>

<u>Item 5. Operating and Financial Review and Prospects, page 31</u>

<u>Liquidity and Capital Resources, page 86</u>

1.   We note your response to prior comment four. Please revise your future filings to address the following regarding liquidity risk on both a consolidated and subsidiary level:

- Disclose the measures prescribed by relevant regulations to monitor liquidity risk at the entity or subsidiary level and whether you met the regulator thresholds for these measures.

- Specify the sources of liquidity available at each subsidiary considering you disclose that your committed credit facilities are available to be drawn down by ORIX and certain of your subsidiaries.

- Clarify whether there are restrictions on the funds available to your subsidiaries and their flow to the Parent and/or consolidated entity. For example, discuss whether the deposits collected by ORIX Bank are available to fund other subsidiaries or Parent activities.

Risk Management, page 98

Market Risk Management, page 100

2. We note your response to prior comment six that you do not believe presentation of the outputs, objectives, limitations, inputs and assumptions used in your various quantitative analysis for market risk would be appropriate. We note that Item 11 in the instructions of Form 20-F requires quantitative information about market risk and provides three disclosure alternatives including the output, assumption, and parameters of Value at Risk (VaR) analysis and a sensitivity analysis resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, or other relevant market rates or prices over a selected period of time. Please explain how you met the disclosure requirements of Item 11 in Form 20-F or revise your future filings to present the following related to your statistical methods used for market risk management:

- Provide quantitative disclosure of the outputs of those methods you use to monitor risks in your portfolio or at least for the method you rely upon the most.

- Discuss the objectives and limitations of each method or provide context as to how investors should view the outputs.

- Discuss the inputs and assumptions used in your models.

- Discuss any internal policies regarding limits of the outputs. In this regard, discuss any known breaches of internal limits for the modeled outputs and address your procedures for addressing such breaches.

Item 6. Directors, Senior Management and Employees, page 106

Compensation Policy for Executive officers, page 110

3. We note your response to prior comment seven. Please augment your response by describing the guidelines your Compensation Committee sets as part of your program to grant points to directors and executive officers based on title and seniority.

Also please expand your statement that you may restrict the awarding of stock as a result of inappropriate activity to explain what happens to the points if the officer's or director's employment terminates for reasons other than retirement, either a voluntary or involuntary termination. For example, are the points subject to claw-back provisions or are there circumstances under which points are extinguished or forfeited? Your discussion should describe any policies you have that could result in claw-back, extinguishment or forfeiture. Alternatively, disclose that you have no formal policy and explain how you would restrict the stock awards in the event of inappropriate activity and how you would determine the types of behaviors that are inappropriate.

You may contact Lindsay McCord at (202) 551-3417 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director